UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IHS INC.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

451734107

(CUSIP Number)

March 22, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) URVANOS INVESTMENTS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization CYPRUS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,708,859

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 14,708,859

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TBG HOLDINGS NV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization NETHERLANDS ANTILLES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,208,859

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 20,208,859

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,208,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THYSSEN BORNEMISZA CONTINUITY TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,208,859

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 20,208,859

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,208,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THYBO TRUSTEES LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,208,859

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 20,208,859

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,208,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TORNABUONI LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization GUERNSEY

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,208,859

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 20,208,859

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,208,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GEORG HEINRICH THYSSEN-BORNEMISZA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 20,208,859

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 20,208,859

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,208,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CLAUS HIPP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 20,208,859

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 20,208,859

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,208,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DONALD S. PERKINS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 20,208,859

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 20,208,859

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,208,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HANS PETER SCHAER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 20,208,859

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 20,208,859

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,208,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer IHS Inc.
	(b)	Address of Issuer’s Principal Executive Offices 15 Inverness Way East Englewood CO 80112

Item 2.
(a)

Name of Person Filing
(a)           Urvanos Investments Limited, a Cyprus company and a wholly-owned subsidiary of TBG Holdings NV.

(b)           TBG Holdings NV, a Netherlands Antilles company which is indirectly wholly owned by the Thyssen Bornemisza Continuity Trust.

(c)           Thyssen Bornemisza Continuity Trust, a Cayman Islands trust which is controlled by Thybo Trustees Limited and Tornabuoni Limited.

(d)           Thybo Trustees Limited, a Bermuda company.

(e)           Tornabuoni Limited, a Guernsey company.

(f)            Georg Heinrich Thyssen-Bornemisza, an individual and a director of Tornabuoni Limited.

(g)           Claus Hipp, an individual and a director of Tornabuoni Limited.

(h)           Donald S. Perkins, an individual and a director of Tornabuoni Limited.

(i)            Hans Peter Schaer, an individual and a director of Tornabuoni Limited.

	(b)	Address of Principal Business Office or, if none, Residence c/o IHS Inc. 15 Inverness Way East Englewood CO 80112
	(c)	Citizenship Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.
	(d)	Title of Class of Securities Class A common stock, par value $0.01 per share (the “Class A Common Stock”).
	(e)	CUSIP Number 451734107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Incorporated by reference to items (5) – (9) and (11) of the cover page pertaining to each reporting person.

(a)           Urvanos Investments Limited is filing solely in its capacity as the record owner of 958,859 shares of Class A Common Stock and 13,750,000 shares of Class B common stock, par value $0.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), each such share of Class B Common Stock convertible into one share of Class A Common Stock, for a total of 14,708,859 shares of Common Stock. Each share of Class A Common Stock is entitled to one vote per share and, prior to conversion, each share of Class B Common Stock is entitled to ten votes per share. By virtue of its ownership of Class A Common Stock and Class B Common Stock, Urvanos Investments Limited owns approximately 75.9% of the voting power of the Common Stock (which represents approximately 25.1% of the overall economic interest).

(b)           TBG Holdings NV is filing in its capacity as the record owner of 5,500,000 shares of Class A Common Stock and as the parent of Urvanos Investments Limited, which is the record owner of an aggregate of 14,708,859 shares of Common Stock, for a total of 20,208,859 shares of Common Stock.

(c)           Thyssen Bornemisza Continuity Trust is filing solely in its capacity as the indirect parent of TBG Holdings NV.

(d)           Thybo Trustees Limited is filing solely in its capacity as a trustee and controlling person of Thyssen Bornemisza Continuity Trust.

(e)           Tornabuoni Limited is filing solely in its capacity as a controlling person of Thyssen Bornemisza Continuity Trust.

(f)            Georg Heinrich Thyssen-Bornemisza is filing solely in his capacity as a director of Tornabuoni Limited.  The board of directors of Tornabuoni Limited may only act by unanimous vote.  Mr. Thyssen-Bornemisza, a beneficiary of the Thyssen Bornemisza Continuity Trust, disclaims beneficial ownership of the Common Stock except to the extent of his interest in the Thyssen Bornemisza Continuity Trust.

(g)           Claus Hipp is filing solely in his capacity as a director of Tornabuoni Limited.  The board of directors of Tornabuoni Limited may only act by unanimous vote.  Mr. Hipp disclaims beneficial ownership of the Common Stock.

(h)           Donald S. Perkins is filing solely in his capacity as a director of Tornabuoni Limited.  The board of directors of Tornabuoni Limited may only act by unanimous vote.  Mr. Perkins disclaims beneficial ownership of the Common Stock.

(i)            Hans Peter Schaer is filing solely in his capacity as a director of Tornabuoni Limited.  The board of directors of Tornabuoni Limited may only act by unanimous vote.  Mr. Schaer disclaims beneficial ownership of the Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/23/06
(Date)

/s/ STEPHEN GREEN
(Signature)

as Attorney-in-Fact for
URVANOS INVESTMENTS LIMITED,
TBG HOLDINGS NV,
THYSSEN BORNEMISZA CONTINUITY
TRUST,
THYBO TRUSTEES LIMITED,
TORNABUONI LIMITED,
GEORG HEINRICH THYSSEN-
BORNEMISZA,
CLAUS HIPP,
DONALD S. PERKINS and
HANS PETER SCHAER

(Name/Title)

EXHIBIT A TO SCHEDULE 13G/A

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

IN ACCORDANCE WITH Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value $.01 per share, of IHS Inc. and (ii) that this Joint Filing Agreement and Power of Attorney be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(2), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to know such information is inaccurate.

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Sullivan and Stephen Green, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign such statement on Schedule 13G and any and all amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This Joint Filing Agreement and Power of Attorney may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement and Power of Attorney as of this 10th day of May, 2006.

URPASIS INVESTMENTS LIMITED		THYBO TRUSTEES LIMITED

By:	/s/ ICM Robertson	By:	/s/ Eric P. Pfaff
	Name: ICM Robertson		Name: Eric P. Pfaff
	Title: Director		Title: Director

URVANOS INVESTMENTS LIMITED		TORNABUONI LIMITED

By:	/s/ ICM Robertson	By:	/s/ G. H. Thyssen
	Name: ICM Robertson		Name: G. H. Thyssen
	Title: Director		Title: Chairman

TBG HOLDINGS NV		/s/ Georg Heinrich Thyssen-Bornemisza
GEORG HEINRICH THYSSEN-BORNEMISZA
By:	/s/ M. v Staudt /s/ ICM Robertson
	Name: M. v Staudt & ICM Robertson	/s/ Claus Hipp
	Title: Proxy Holders	CLAUS HIPP

THYSSEN BORNEMISZA CONTINUITY TRUST		/s/ Donald S. Perkins
DONALD S. PERKINS
By:	/s/ Eric P. Pfaff
	Name: Eric P. Pfaff	/s/ Hans Peter Schaer
	Title: Director-Thybo Trustees Limited	HANS PETER SCHAER